SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	June 2011	June 2012	Year on year growth	June 2011	June 2012	Year on year growth
For June	Residential	5,743	5,664	-1.4%	586	625	6.7%
	Commercial	7,502	7,725	3.0%	676	804	18.9%
	Educational	531	536	1.1%	46	59	28.1%
	Industrial	20,973	21,552	2.8%	1,501	1,862	24.0%
	Agricultural	783	906	15.7%	33	43	30.2%
	Street-lighting	228	227	-0.3%	21	25	20.2%

	Total	35,760	36,611	2.4%	2,863	3,418	19.4%

From January To June	Residential	44,657	44,255	-0.9%	4,484	4,798	7.0%
	Commercial	49,889	50,953	2.1%	4,722	5,609	18.8%
	Educational	3,960	4,070	2.8%	345	432	25.4%
	Industrial	124,603	128,979	3.5%	9,393	11,776	25.4%
	Agricultural	5,673	6,387	12.6%	243	299	23.3%
	Street-lighting	1,581	1,595	0.8%	135	161	19.2%

	Total	230,363	236,239	2.6%	19,322	23,075	19.4%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience only based on internal estimates of KEPCO as of the relevant meter reading dates and do not include power sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In

Name: Kim, Jung In
Title: Vice President

Date: July 23, 2012